Filed by Wintrust Financial Corporation
                                                   (Commission File No. 0-21923)
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                Subject Company: Northview Financial Corporation

                ON JUNE 14, 2004, WINTRUST FINANCIAL CORPORATION
                       ISSUED THE FOLLOWING PRESS RELEASE:


                   [WINTRUST FINANCIAL CORPORATION LETTERHEAD]


FOR IMMEDIATE RELEASE
---------------------
June 14, 2004

FOR MORE INFORMATION CONTACT:
Edward J. Wehmer, President/CEO - Wintrust Financial Corporation, (847) 615-4096 David A. Dykstra, COO - Wintrust Financial Corporation, (847) 615-4096
William J. Hickman, Chairman of the Board, - Town Bankshares, Ltd,
(262) 646-6888
Jay C. Mack, President/CEO - Town Bankshares, Ltd, (262) 646-6888
Wintrust Website address: www.wintrust.com


                WINTRUST FINANCIAL CORPORATION ANNOUNCES PLANS TO
                -------------------------------------------------
                         ACQUIRE TOWN BANKSHARES, LTD.
                         -----------------------------

         LAKE FOREST, ILLINOIS - Wintrust Financial Corporation ("Wintrust") (Nasdaq: WTFC) today announced the signing of a definitive agreement to acquire Town Bankshares, Ltd. ("Town Bankshares"). Town Bankshares is the parent company of Town Bank that has locations in Delafield and Madison, Wisconsin. Town Bank began operations as a de novo bank in 1998 as Delafield State Bank and had total assets of approximately $232 million as of March 31, 2004.

         "This transaction is a terrific fit for both companies," stated Edward
J. Wehmer, President and CEO of Wintrust. "Similar to Wintrust's origin, Town Bank began as a de novo bank and shares our commitment to community banking and customer service. The merger will help fulfill Wintrust's plans to continue expansion into desirable suburban communities within the Chicago and Milwaukee market areas. Southeastern Wisconsin has always been deemed to be in Wintrust's target market area and we are excited to be partnering with Town Bank as Wintrust's first banking operation in that portion of Wisconsin. Town Bank embodies the true spirit of community banking and we are looking forward to associating with a company that has such a terrific operating culture."

         "We are excited about the opportunity of partnering with Wintrust as they are a company that shares our commitment to community banking, predicated on highly personalized service," stated Jay C. Mack, President & CEO of Town Bank. "We clearly see benefits for our shareholders, clients and employees. Combining resources with Wintrust allows us to provide our clients with a wider array of banking services, enhanced lending capacity, wealth management and

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trust services, and additional capital to support our future growth. We look forward to joining the Wintrust family."

         William Hickmann, Chairman of Town Bank and Town Bankshares added, "On behalf of the Board of Directors, we are pleased to become a partner with Wintrust and believe it will provide an excellent opportunity for our employees and our shareholders. From the bank's beginning, we set out to provide a high level of personal service to our customers. The additional strengths brought about by this merger will allow us to continue to meet the needs of our growing base of customers."

TERMS OF THE TRANSACTION
------------------------

         In the merger, each share of Town Bankshares' common stock outstanding will be converted into the right to receive cash and shares of Wintrust's common stock based on Wintrust's average trading price at closing determined in accordance with the merger agreement. The per share consideration equates to approximately $129.10 subject to possible adjustment depending on Wintrust's average trading price at closing. At March 31, 2004, Town Bankshares had outstanding 298,206 shares of common stock and in-the-money options to acquire approximately 41,000 shares of common stock at exercise prices ranging from $50 to $60 per share, with a weighted average exercise price of approximately $57.41.

         The transaction is subject to approval by banking regulators and Town Bankshares' shareholders and certain closing conditions. The transaction is expected to close by the early part of the fourth quarter of 2004 and is not expected to have a material effect on Wintrust's 2004 earnings per share.

ABOUT WINTRUST
--------------

         Wintrust is a $5.0 billion asset financial holding company whose common stock is traded on the Nasdaq Stock Market(R) (Nasdaq: WTFC). Its ten suburban Chicago community bank subsidiaries, each of which was founded as a de novo bank since December 1991, are located primarily in high income retail markets -- Lake Forest Bank & Trust Company, Hinsdale Bank & Trust Company, North Shore Community Bank & Trust Company in Wilmette, Libertyville Bank & Trust Company, Barrington Bank & Trust Company, Crystal Lake Bank & Trust Company, Northbrook Bank & Trust Company, Advantage National Bank in Elk Grove Village, Village Bank & Trust in Arlington Heights and Beverly Bank & Trust Company in Chicago. The banks also operate facilities in Buffalo Grove, Cary, Chicago, Clarendon Hills, Downers Grove, Glencoe,

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Gurnee, Highland Park, Highwood, Hoffman Estates, Lake Bluff, McHenry, Prospect
Heights, Riverside, Roselle, Skokie, Wauconda, Western Springs and Winnetka, Illinois. Additionally, the Company operates various non-bank subsidiaries. First Insurance Funding Corporation, one of the largest commercial insurance premium finance companies operating in the United States, serves commercial loan customers throughout the country. Tricom, Inc. of Milwaukee provides high-yielding, short-term accounts receivable financing and value-added out-sourced administrative services, such as data processing of payrolls, billing and cash management services, to temporary staffing service clients located throughout the United States. Wayne Hummer Investments, LLC is a broker-dealer providing a full range of private client and brokerage services to clients located primarily in the Midwest. Focused Investments LLC is a broker-dealer that provides a full range of investment solutions to clients through a network of community-based financial institutions throughout the Midwest. Wayne Hummer Asset Management Company provides money management services and advisory services to individual accounts as well as the Wayne Hummer Companies' proprietary mutual funds. Wayne Hummer Trust Company, a trust subsidiary, allows Wintrust to service customers' trust and investment needs at Wayne Hummer, as well as, many banking locations. WestAmerica Mortgage Company and Guardian Real Estate Services, Inc. provide mortgage banking products and services throughout the United States. Wintrust Information Technology Services Company provides information technology support, item capture and statement preparation services to the Wintrust subsidiaries.

         Currently, Wintrust operates a total of 41 banking offices and is in the process of constructing several additional branch facilities. All of the Company's banking subsidiaries are locally managed with large local boards of directors. Wintrust also has announced a pending acquisition of Northview Financial Corporation headquartered in Northfield, IL.

                           Forward-Looking Information
                           ---------------------------

         This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to the proposed acquisition of Town Bankshares, Ltd. and integration of Town Bankshares, Ltd. with Wintrust, the combination of their businesses and projected revenue, as well as profitability and earnings outlook. Actual results could differ materially from those addressed in the forward-looking statements due to factors such as changes in economic conditions, unanticipated changes in interest rates that negatively impact growth, competition and the related origination of loan products, unforeseen delays in completing the transaction, slower than anticipated development and growth of Town Bankshares' business or

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

unanticipated business declines, unforeseen difficulties in integrating the acquisition or higher than expected operational costs, unforeseen changes in the banking industry, difficulties in adapting successfully to technological changes as needed to compete effectively in the marketplace, and the ability to attract and retain experienced key management. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements.

ADDITIONAL INFORMATION
----------------------

         Wintrust will be filing a registration statement with the Securities and Exchange Commission in connection with this proposed transaction. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Town Bankshares, Ltd. seeking their approval of the proposed transaction.

         Shareholders of Town Bankshares, Ltd. are advised to read the important information concerning the proposed transaction contained in the proxy statement/prospectus and other documents filed by Wintrust with the Securities and Exchange Commission when they become available. When filed, these documents can be obtained free of charge from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov or upon written request to Wintrust Financial Corporation, Attn: Investor Relations, 727 North Bank Lane, Lake Forest, Illinois 60045 or by calling (847) 615-4096, or upon written request to Town Bankshares, Ltd., Attn: President, 400 Genesee Street, Delafield, Wisconsin 53018 or by calling (262) 646-6888.

NOTE: THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS
-------------------------------------------------------------------------
         Wintrust will be filing a registration statement with the Securities and Exchange Commission in connection with its previously announced proposed acquisition of Northview Financial Corporation ("Northview") in a merger transaction involving Wintrust's common stock. The registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Northview seeking their approval of the proposed transaction. Shareholders of Northview are advised to read the important information concerning the proposed transaction contained in the proxy statement/prospectus and other documents filed by Wintrust with the Securities and Exchange Commission when they become available. When filed, these documents can be obtained free of charge from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov or upon written request to Wintrust Financial Corporation,
Attn: Investor Relations, 727 North Bank Lane, Lake Forest, Illinois 60045 or by calling (847) 615-4096, or upon written request to Northview Financial Corporation, Attn: President, 245 Waukegan Road, Northfield, Illinois 60093 or by calling (847) 446-0245.

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